UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2024

Commission File No.: 333-204074

WINS FINANCE HOLDINGS INC.

1F, Building 1B
No. 58 Jianguo Road, Chaoyang District
Beijing 100024, People’s Republic of China
(Address of Principal Executive Offices.)

1177 Avenue of the Americas
5th Floor
New York, NY 10036
646-694-8538
(New York Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Results of Operations and Financial Condition.

On May 31, 2024, Wins Finance Holdings Inc. (the “Company”) released its unaudited and unreviewed financial results for the six months ended December 31, 2023. A copy of the results is attached as Exhibit 99.1.

Financial Statements and Exhibits.

Exhibit No.	Description

99.1	December 31, 2023 financial results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 31, 2024

WINS FINANCE HOLDINGS INC.

By:	/s/ Renhui Mu
Name:	Renhui Mu
Title:	Chief Executive Officer